EXHIBIT 99.2

CONSENT OF KEITH LASKOWSKI

I, Keith Laskowski, MSc., Vice President Technical Services for Sandstorm Gold Ltd., consent to the use of and reference to my name, and the inclusion and incorporation by reference in the registration statement on Form F-10 of Sandstorm Gold Ltd. and any amendments or supplements thereto (the “Registration Statement”), of the information reviewed and approved by me relating to the technical disclosure contained in the press release dated the same date hereof that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement.

Date: June 29, 2021

/s/ Keith Laskowski

Name: Keith Laskowski, MSc.

Title: Vice President Technical Services for

Sandstorm Gold Ltd.